Exhibit 12.1

MIDAMERICAN ENERGY HOLDINGS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	Three Months Ended March 31,				Years Ended December 31,
	2008		2007		2007		2006		2005		2004		2003
Earnings Available for Fixed Charges:
Income from continuing operations	$342		$313		$1,189		$916		$558		$538		$443
Add (Deduct):
Income tax expense	147		160		456		407		245		265		270
Minority interest	2		11		21		20		9		6		6
Equity income	(3)		(5)		(36)		(43)		(53)		(17)		(38)
Add:
Fixed charges	339		328		1,373		1,203		927		950		975
Distributed income of equity investees	2		3		38		37		34		37		78
Deduct:
Capitalized interest - continuing operations	(1)		(1)		(5)		(4)		(5)		(11)		(8)
	486		496		1,847		1,620		1,157		1,230		1,283
Total earnings available for fixed charges	$828		$809		$3,036		$2,536		$1,715		$1,768		$1,726
Fixed Charges:
Interest expense - continuing operations	$328		$316		$1,320		$1,152		$891		$903		$761
Interest expense - discontinued operations	—		—		—		—		—		13		11
Estimated interest portion of rental payments	8		9		41		39		26		24		22
Preferred dividends of subsidiaries - tax deductible	—		—		—		—		—		—		170
Preferred dividends of subsidiaries - nondeductible	3		3		12		12		10		10		11
Total fixed charges	$339		$328		$1,373		$1,203		$927		$950		$975
Ratio of earnings to fixed charges	2.4	x	2.5	x	2.2	x	2.1	x	1.8	x	1.9	x	1.8	x